[Stuart | Moore Letterhead]	JOHN F. STUART KENNETH E. MOORE RYAN J. BARNCASTLE OF COUNSEL BARNET REITNER ASSOCIATE ALAN P. SMITH

August 29, 2011

VIA EMAIL AND OVERNIGHT DELIVERY

Erin M. Purnell, Esq.
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Santa Lucia Bancorp
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed August 19, 2011
File No. 000-51901

Dear Ms. Purnell:

This letter is written in response to your comment letter dated August 23, 2011 concerning the above-captioned filing.

This letter is keyed to your comment letter and provides a detailed response to your comments.  Where appropriate, we modified the proxy statement to incorporate your comments.  Attached to the hard copy of this correspondence, please find a marked to show changed version of Amendment No. 2 to the Preliminary Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Amended Proxy Statement”).

General

1.
To the extent you provide investors with financial statements, please revise to include June 30, 2011 financial statements.  Regardless of whether you provide investors with financial statements, please update your financial disclosure throughout your proxy to be current as of June 30, 2011.

Response:

The amended proxy statement reflects both an update of financial disclosure to June 30, 2011, information and includes the June 30, 2011, quarterly report on Form 10-Q.

Proposal 1: The Merger

Erin M. Purnell, Esq.
United States Securities and Exchange Commission
August 29, 2011

Background of the Merger

Discussions and Negotiations between Santa Lucia Bancorp, Carpenter and Mission, page 30

2.
We note your response to comment 3 in our letter dated August 9, 2011 that the CEO and Chairman of Mission Bancorp met informally with one of Santa Lucia’s board members to express potential interest in acquiring Santa Lucia and SL Bank.  Please revise to explain how this meeting originated.  Specifically, please explain how the parties came to be in contact with each other and when discussions, including email correspondence or telephone conversations, regarding a potential meeting were initiated.

Response:

The amended proxy statement was revised to address this comment and provide additional details on the origination of the initial expression of interest by Mission Bancorp.

***

Please take this as confirmation from the Company that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses in this letter and the modifications made to the proxy statement, as reflected in the second amendment thereto, adequately address your comments.  I would be happy to discuss further with you any of the responses we have given.  We look forward to the Commission’s review of this response and conclusion of its comments on the Company’s proxy statement.

Very truly yours,

/s/ Kenneth E. Moore
Kenneth E. Moore
of STUART | MOORE
ken@stuartmoorelaw.com

KEM/lw
encl.

cc.	John Hansen, CEO